invensys®

82-2142

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

06014820

SEC MAIL PROCESSING RECEIVED
JUN 15 2006
WASH, D.C. 185 SECTION

6 June 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Preliminary & Q4 Results.

Yours faithfully,

Rachel Spencer
Deputy Secretary

SUPPL

Copy to: Mr. T. Peterson
Mr. M. Downing

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE
25 May 2006

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2006
FOURTH QUARTER RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2006

Prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the Group[1]

Full year financial highlights

- Orders from continuing operations[2] were £2,637 million (2005: £2,438 million), up 5% at constant exchange rates (CER)
- Revenue from continuing operations[2] was £2,457 million (2005: £2,359 million), up 1% at CER
- Operating profit[3] from continuing operations was £191 million (2005: £165 million), up 11% at CER, excluding £11 million transferred to discontinued operations[4] relating to IBS[5]
- Operating margin[3] of continuing operations was 7.8% (2005: 7.0%)
- Corporate costs were reduced to £35 million (2005: £46 million)
- Free cash inflow before legacy items was £100 million (2005: £39 million)
- Net debt[6] reduced in the year by £45 million to £757 million

Q4 financial highlights

- Orders from continuing operations[2] were £697 million (Q4 2005: £599 million), up 10% at CER
- Revenue from continuing operations[2] was £682 million (Q4 2005: £614 million), up 5% at CER
- Operating profit[3] from continuing operations was £71 million (Q4 2005: £63 million), up 9% at CER
- Operating margin[3] of continuing operations was 10.4% (Q4 2005: 10.3%)
- Corporate costs were £10 million (Q4 2005: £10 million)
- Free cash inflow before legacy items was £46 million (Q4 2005: £56 million)
- Net debt[6] increased in the quarter by £84 million to £757 million, after £105 million pension fund payment on 29 March 2006

Other highlights

- Announcement today of 2006 refinancing
- Disposal of IBS for £157 million

Contact:

Invensys plc	Steve Devany	tel:	+44 (0) 20 7821 3758
	Peter Niklewicz	tel:	+44 (0) 20 7821 2121
Maitland	Emma Burdett/Michelle Jeffery	tel:	+44 (0) 20 7379 5151

Ulf Henriksson, Chief Executive of Invensys plc, commented:

"I am pleased to report that we are making good progress in improving the fortunes of Invensys, culminating in the announcement today of the proposals to refinance the Group. During the year ended 31 March 2006, Invensys has continued to focus on addressing the operational performance of each of its businesses and building a solid foundation for growth.

"In relation to return on sales, we increased our operating margin from 7.0% to 7.8% but this reflects a mixed result across our businesses. On cash, our improved operating performance and effective management of working capital has resulted in a free cash inflow (before legacy payments) of £100 million compared with £39 million in the prior year. Process Systems, Rail Systems and Eurotherm achieved good double digit margins and we reduced corporate costs by £11 million to £35 million, but our overall operating margin improvement was, in particular, held back by Controls and APV.

"The disposal of Invensys Building Systems for £157 million has been announced and is expected to complete at the end of July 2006."

Martin Jay, Chairman of Invensys plc, commented:

"The overall prospects for the Group's major markets remain encouraging. Against this background and having identified the actions to be undertaken within each of our businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007."

Notes

1. The financial information for the year ended 31 March 2006 (audited) and the quarter ended 31 March 2006 (unaudited) has been prepared under the Group's IFRS accounting policies for the year ended 31 March 2006 and, where appropriate, comparatives have been restated accordingly. The Group's IFRS accounting policies for the year ended 31 March 2006 are set out in the Annual report and accounts.

2. Continuing operations are Controls, Process Systems, Rail Systems, APV and Eurotherm.

3. All references to operating profit and operating margin in this announcement are arrived at before exceptional items.

4. Discontinued operations comprise ABS EMEA, Lambda, Baker and IBS in 05/06 and, in addition, Powerware, Hansen, Marcam and APV Baker Goldsboro in 04/05.

5. Invensys Building Systems business in the US and Asia Pacific, (formerly Advanced Building Systems).

6. Total Group net debt; this includes £5 million of borrowings classified as held for sale in the consolidated balance sheet.

Presentation and conference call

1. Ulf Henriksson, CEO, and Adrian Hennah, CFO, will be hosting a presentation for analysts and fund managers at 9.00 am this morning at:

   City Presentation Centre
   4 Chiswell Street
   Finsbury Square
   London EC1Y 4UP

2. The presentation will also be available for persons who have professional experience in matters relating to investments falling within Article 19(5) or Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to those it can be otherwise lawfully communicated to via a telephone conference call:

   UK: +44 (0) 20 7138 0818 Participants will be required to verify their identity as falling within the above exemptions.

3. A recording of the presentation and conference call will be webcast with audio and slides from 11 a.m. today at the following address:

   http://www.invensys.com/isys/default.asp

This is not a prospectus but an advertisement. Investors should not purchase any of the securities referred to in this document except on the basis of the information in the prospectus to be issued in due course.

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these

statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

Overview of results

2005/06	Orders received £m		Revenue £m		Operating profit/(loss) £m		Operating margin %	
	FY 2006	FY 2005	**FY 2006**	FY 2005	**FY 2006**	FY 2005	**FY 2006**	FY 2005
Controls	**797**	797	**788**	810	**64**	85	**8.1%**	10.5%
Process Systems	**798**	675	**725**	655	**81**	43	**11.2%**	6.6%
Rail Systems	**504**	454	**438**	412	**65**	61	**14.8%**	14.8%
APV	**419**	390	**388**	360	**0**	5	**0.0%**	1.4%
Eurotherm	**119**	122	**118**	122	**16**	17	**13.6%**	13.9%
Corporate costs	-	-	-	-	**(35)**	(46)	-	-
Continuing operations	**2,637**	2,438	**2,457**	2,359	**191**	165	**7.8%**	7.0%

2005/06	Orders received £m		Revenue £m		Operating profit/(loss) £m		Operating margin %	
	Q4 2006	Q4 2005	**Q4 2006**	Q4 2005	**Q4 2006**	Q4 2005	**Q4 2006**	Q4 2005
Controls	**205**	201	**205**	202	**19**	25	**9.3%**	12.4%
Process Systems	**233**	179	**203**	177	**30**	20	**14.8%**	11.3%
Rail Systems	**131**	82	**136**	105	**24**	16	**17.6%**	15.2%
APV	**96**	108	**107**	99	**2**	6	**1.9%**	6.1%
Eurotherm	**32**	29	**31**	31	**6**	6	**19.4%**	19.4%
Corporate costs	-	-	-	-	**(10)**	(10)	-	-
Continuing operations	**697**	599	**682**	614	**71**	63	**10.4%**	10.3%

Summary of results

During the year ended 31 March 2006, orders from continuing operations were up 5% at CER at £2,637 million and revenue from continuing operations was up 1% at CER at £2,457 million. Operating profit before exceptional items was £191 million (2005: £165 million), up 11% at CER and operating margin was 7.8% (2005: 7.0%).

Operating cash flow for the Group (before the payment of legacy liabilities) in the year ended 31 March 2006 was an inflow of £228 million (2005: £188 million inflow). Free cash inflow from operations (before the payment of legacy liabilities) was £100 million (2005: £39 million). Legacy liability payments, including a £105 million UK pension scheme deficit reduction payment, amounted to £175 million (2005: £181 million). Net debt at 31 March 2006 was £757 million, a reduction during the year of £45 million. The Board is recommending that no dividend be paid for the year ended 31 March 2006 (2005: nil).

Refinancing

In the light of the significant progress the Group has made in many areas, the Board has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial cost and relax some of the restrictions associated with the existing borrowing facilities. The Board has concluded that, to maximise the opportunities across the Group and continue to enhance value for shareholders, it should undertake a refinancing.

Details of this refinancing are contained in a separate press release issued today and further information will be circulated to shareholders.

Disposal of IBS

Invensys plc announced yesterday that it has signed an agreement for the sale of its Invensys Building Systems operations in the USA and Asia Pacific (IBS) to Schneider Electric SA for a gross cash consideration of $296 million (around £157 million). IBS is a leading supplier of building management systems.

In the year ended 31 March 2006, IBS had revenue of £73 million and operating profit of £11 million; the net operating assets at 31 March 2006 were £32 million, including goodwill of £8 million. The transaction is subject to customary regulatory approvals and is expected to complete by the end of July 2006. The proceeds from this disposal will be applied towards satisfying the Group's liabilities.

The Board

As mentioned in last year's annual report, Rick Haythornthwaite stepped down as Chief Executive on 21 July 2005 and was succeeded by Ulf Henriksson.

Adrian Hennah, Chief Financial Officer, will be leaving the Group and the Board on 16 June 2006 to take up an appointment as Finance Director of Smith & Nephew, the healthcare company. The Board would like to thank Adrian for his outstanding achievements during the past four years. Stephen Hare, who is currently Group Finance Director of Spectris plc, the precision instrumentation and controls company, will be joining the Board on 21 July 2006 as Chief Financial Officer.

Michael Parker has joined the Board with effect from 24 May 2006 as a non-executive director and will become a member of the Audit and Remuneration Committees. Michael has been Group Chief Executive of BNFL, the nuclear fuel company, since 2003. Previously he was President and Chief Executive Officer of The Dow Chemical Company in Midland, Michigan, USA from November 2000 to December 2002 and had been a member of the board of directors of Dow since 1995.

Michael will replace Larry Farmer, who will be retiring from the Board as planned at the Group's Annual General Meeting scheduled for 3 August 2006. Andrew Macfarlane, who has been a non-executive director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the Annual General Meeting. A search for his replacement as non-executive director and chairman of the Audit Committee is underway. The Board would like to thank Larry and Andrew for their immense help over the past three years and we all wish them well in the future.

Outlook

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity in the oil, gas and power generation sectors, in particular in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain stable in the short term albeit subject to pricing pressure.

Each of the Group's businesses is executing detailed operational plans intended to improve their performance. Process Systems is building upon its recent investment in technology and its performance improvement programme in order to take advantage of the strength within its major markets. Controls is continuing to take action to stabilise its business by addressing the operational and market issues that have affected its performance during the past two years. Rail Systems is

positioning itself to capture as much as possible of the significant increase in rail infrastructure spending, particularly in the UK. APV is carrying out further restructuring to improve its financial performance and Eurotherm is also restructuring to reduce its cost base and to capture the growth in its Asian markets.

Against the background of this market assessment and having identified the actions to be undertaken within each of the Group's businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

BUSINESS REVIEW

Orders

Orders received in the year ended 31 March 2006 for continuing operations of £2,637 million rose 5% at CER compared to £2,438m for the year ended 31 March 2005. Increases in order intake at CER were seen at Process Systems, Rail Systems and at APV but reductions were reported by Controls and Eurotherm. A summary of orders by business and movements by CER is set out below.

For the year ended 31 March	FY 2005 Orders £ m	FY 2005 Exchange £ m	FY 2005 Adjusted base[1] £ m	Change at CER £ m	FY 2006 Orders £ m	% Change[2]
Controls	797	26	823	(26)	797	(3%)
Process Systems	675	25	700	98	798	14%
Rail Systems	454	8	462	42	504	9%
APV	390	11	401	18	419	5%
Eurotherm	122	3	125	(6)	119	(5%)
Continuing operations	**2,438**	**73**	**2,511**	**126**	**2,637**	**5%**

1 2005 Adjusted base reflects orders for 2005 at 2006 exchange rates.

2 % Change is measured as the change at CER as a percentage of the 2005 Adjusted Base and is calculated based on underlying amounts in £'000s.

The order book for the Group at 31 March 2006 was £2,006 million, an increase of 5.8% over the order book at 31 March 2005 of £1,896 million. The order book for continuing operations increased from £1,807 million at 31 March 2005 to £1,995 million at 31 March 2006, an increase of 10.4%. The increase in order book was largely attributable to Process Systems and Rail Systems which increased by £84 million and £72 million respectively.

Revenue

Revenue was £2,457 million in the year ended 31 March 2006, an increase of 4% over the year ended 31 March 2005 (£2,359 million). The Group has operations around the world and as a result has a significant exposure to movements in foreign exchange rates and in particular to the US dollar. The US dollar strengthened by 3% from an average rate of $1.85 to an average rate of $1.79 against sterling over the same period. The translation effect of foreign exchange rates during the year ended 31 March 2006 was an increase in revenue of £70 million or 3%.

Revenue at CER increased by £28 million or 1% in the year ended 31 March 2006 compared to the prior year. While Process Systems, Rail Systems and APV saw a rise in revenue at CER, revenue at Controls and Eurotherm fell in line with order intake reductions, as detailed below:

For the year ended 31 March	FY 2005 Revenue £ m	FY 2005 Exchange £ m	FY 2005 Adjusted base[1] £ m	Change at CER £ m	FY 2006 Revenue £ m	% change[2]
Controls	810	26	836	(48)	788	(6%)
Process Systems	655	25	680	45	725	7%
Rail Systems	412	7	419	19	438	5%
APV	360	10	370	18	388	5%
Eurotherm	122	2	124	(6)	118	(5%)
Continuing operations	**2,359**	**70**	**2,429**	**28**	**2,457**	**1%**

1 2005 Adjusted base reflects revenue for 2005 at 2006 exchange rates.

2 % Change is measured as the change at CER as a percentage of the 2005 Adjusted Base and is calculated based on underlying amounts in £'000s.

Operating profit and margin

Operating profit before exceptional items was £191 million in the year ended 31 March 2006 (2005: £165 million), which represents an increase of 16% with favourable impacts from currency translation adjustments of £7 million stemming from movements in the US dollar.

At CER, operating profit increased by £19 million (11%) resulting in an operating margin of 7.8% (2005: 7.0%). An improved performance by Process Systems, a steady performance at Rail Systems and a further reduction in corporate costs were offset by anticipated weaker performance at Controls and break-even at APV. CER movements by business are tabulated below:

For the year ended 31 March	FY 2005 OPBIT £ m	FY 2005 Exchange £ m	FY 2005 Adjusted Base[1] £ m	Change at CER £ m	FY 2006 OPBIT £ m	% Change[2]
Controls	85	3	88	(24)	64	(28%)
Process Systems	43	1	44	37	81	85%
Rail Systems	61	1	62	3	65	5%
APV	5	1	6	(6)	–	(100%)
Eurotherm	17	1	18	(2)	16	(8%)
Corporate	(46)	–	(46)	11	(35)	23%
Continuing operations	**165**	**7**	**172**	**19**	**191**	**11%**

1 2005 Adjusted base reflects OPBIT for 2005 at 2006 exchange rates.

2 % Change is measured as the change at CER as a percentage of the 2005 Adjusted base and is calculated based on underlying amounts in £'000s.

Exceptional items

Exceptional items for continuing operations in the year ended 31 March 2006 totalled £60 million or 2.4% of revenue (2005: £189 million or 8.0% of revenue). This included restructuring costs of £41 million or 1.7% of revenue (2005: £50 million or 2.1% of revenue), which principally relate to employee severance. Property, plant and equipment impairments of £14 million (2005: £61 million) arose predominantly from restructuring activities in the Controls business. The loss attributable to sale of assets and operations amounted to £13 million (2005: £3 million) mostly due to the sale of a

number of small operations and assets within Process Systems and Controls. In addition, £8 million (2005: £nil) of other operating exceptional items were reported including an £8 million credit relating to past service costs on the US Healthcare defined benefit scheme. A full analysis of 2004/05 exceptional items is given in note 3 to the Group financial statements.

Foreign exchange gains and losses
Foreign exchange losses in the year ended 31 March 2006 of £33 million (2005: £16 million gain) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings held in companies whose functional currency is sterling. Of the exchange losses, £23 million arose on US dollar borrowings.

The Group's hedging policy is determined by reference to the currency of the underlying cash generation, ensuring, as far as possible, an economic hedge. This results in an unhedged position under IAS 21.

Net finance costs
Net finance costs reduced by £18 million to £119 million (2005: £137 million). The reduction in net charge compared to 2004/05 mostly reflects the reduction in borrowing attributable to proceeds from the disposals of Lambda and ABS EMEA. 2004/05 also included a £6 million write-off of facility costs on the redemption of the Term A1 Facility and Term A2 Facility. This reduction in finance costs together with improved operating profit led to an increase in net finance costs cover from 1.2 times to 1.6 times.

Taxation
The tax charge for the year ended 31 March 2006 was £12 million (2005: credit of £10 million) which comprises a charge for taxation on ordinary activities of £23 million (2005: £21 million) and a prior year net tax credit of £11 million (2005: credit of £31 million) relating to settlements reached with the tax authorities in a number of territories.

Profit from discontinued operations
Discontinued operations comprise ABS EMEA, Lambda, Baker and IBS; the sale of ABS EMEA, Lambda and Baker completed during the year ended 31 March 2006, on 29 July 2005, 30 September 2005 and 31 March 2006 respectively for an aggregate gross consideration of £212 million. The disposal of IBS is expected to complete by the end of July 2006. Profit after tax in 2005/06 from these discontinued operations was £60 million.

Profit/(loss) for the year
Profit for the year ended 31 March 2006 was £22 million (2005: loss of £106 million). Key influences were increased operating profit before exceptional items, reduced exceptional items and net finance costs, partly offset by foreign exchange losses and the lower prior year net tax credit.

Free cash flow
The year ended 31 March 2006 produced a free cash flow excluding legacy payments of £100 million (2005: £39 million). After payments totalling £175 million (2005: £181 million) in respect of legacy liabilities, total free cash outflow was £75 million (2005: outflow of £142 million). The improvement in free cash flow excluding legacy payments was influenced by higher operating profit, improved working capital management, reduced net capital expenditure and lower restructuring spend. Net capital expenditure decreased to £64 million (2005: £74 million), mostly

attributable to disposals in 2004/2005 and 2005/2006 which resulted in a saving of £8 million. Restructuring cash spend reduced in line with the Group's restructuring programme costs.

Pension liabilities

Actuarial assessments of pension assets and liabilities have been updated as at 31 March 2006, resulting in an actuarial loss of £88 million for the year ended 31 March 2006 (2005: loss of £50 million). Overall the pension liability of £489 million as at 31 March 2006 (2005: £574 million) has reduced by £85 million since 31 March 2005. Contributions to defined benefit schemes in the year ended 31 March 2006 totalled £181 million, of which £16 million was paid from disposal proceeds and £105 million was paid into the UK Plan following the conclusion of the triennial valuation. In addition, there were £9 million of payments to defined contribution schemes in the year ended 31 March 2006.

The Trustee of the UK Plan undertook a triennial valuation with effect from 30 September 2005, resulting in agreement of a definitive future funding plan for the UK Plan. In addition, amendments were made to the Trust Deed to permit the Trustee to invest in a broader range of assets, and to invest in order to meet a target rate of return rather than in specific asset classes. The Trustee has informed the Company that it intends to invest in order to meet a target rate of return of government bonds plus 1%. Following these changes, it was agreed that there was no longer a need to seek the Court's opinion on the investment powers contained in the Trust Deed.

Other legacy liabilities

During the year ended 31 March 2006, other legacy liabilities reduced by £47 million to £122 million. This reduction was due to cash settlements of £29 million on various litigation, environmental, tax and transition issues, along with an £8 million release of the taxation provision following some further settlements. In addition, £15 million of the taxation provision was attributable to businesses disposed in the year and the tax liability was disposed with those businesses.

Financial position at year end

Capital structure

The Group's capital structure is as follows:

As at 31 March	**2006** **£m**	**2005** **£m**
Capital employed	164	326
Cash and cash equivalents	450	638
Borrowings [1]	(1,207)	(1,440)
Net debt	(757)	(802)
Total equity – deficit	(593)	(476)
Comprising:		
– Equity holders of parent	(659)	(609)
– Minority interest	66	133
	(593)	(476)

Total equity - deficit

The Company had an issued share capital of approximately 5,687 million ordinary shares of 1p as at 31 March 2006. As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject to restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to pay dividends for the foreseeable future.

Minority interests

Minority interests decreased from £133 million as at 31 March 2005 to £66 million as at 31 March 2006 reflecting mainly the minority interest associated with Lambda which was disposed of during September 2005.

Net debt

Net debt decreased from £802 million to £757 million during the year ended 31 March 2006, a £233 million reduction in gross debt being offset by a £188 million decrease in cash and cash equivalents. The principal components of the reduction in gross debt were repayments of Term B1/B2 Facilities and euro medium term note borrowings (£273 million and £24 million respectively) and the disposal of £14 million of debt with the Lambda business offset by an exchange movement of £79 million. Within cash and cash equivalents, free cash flow excluding legacy payments of £100 million, net cash divestment proceeds of £170 million and an exchange gain of £27 million were offset by debt repayments totalling £303 million and legacy payments of £175 million (including pension contributions of £146 million).

Capital employed

Capital employed reduced by £162 million in the year ended 31 March 2006 from £326 million as at 31 March 2005 to £164 million as at 31 March 2006. Divested businesses accounted for a reduction in capital employed of £184 million and working capital was reduced by £50 million. This was offset by a movement of around £70 million in the pension liability relating to continuing operations.

[1] £5 million of borrowings are included in 'liabilities held for sale' as at 31 March 2006, as set out in note 23 of the audited consolidated financial information for the year ended 31 March 2006.

Controls

Full year	FY 2006	FY 2005	% change at CER	% total change
Orders (£m)	797	797	(3%)	-
Revenue (£m)	788	810	(6%)	(3%)
Operating profit (£m)	64	85	(28%)	(25%)
Operating margin (%)	8.1%	10.5%		
Operating cashflow (£m)	48	69		(30%)
Employees (numbers)	13,921	14,534		(4%)

Fourth quarter	Q4 2006	Q4 2005	% change at CER	% total change
Orders (£m)	205	201	(3%)	2%
Revenue (£m)	205	202	(4%)	1%
Operating profit (£m)	19	25	(27%)	(24%)
Operating margin (%)	9.3%	12.4%		
Operating cashflow (£m)	11	24		(54%)
Employees (numbers)	13,921	14,534		(4%)

Developments

Controls has suffered significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance businesses in October 2004. In October 2005, Chan Galbato joined as Business President from Home Depot; prior to Home Depot, he gained considerable experience in achieving turnarounds in industrial and manufacturing operations. Under his leadership, Controls is implementing a broad range of actions to improve its manufacturing quality and efficiency and counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. He is also strengthening his leadership team through the recruitment of several senior managers and engineers to increase execution capabilities.

In manufacturing, some of Controls' larger plants have experienced poor product quality and delivery performance, as evidenced by the two major gas valve recalls since August 2004, and by low levels of on-time delivery to customers. At the same time, it has a larger than optimal cost base compared with many of its competitors as it has been slow to move production capacity to low-cost countries. These quality and on-time delivery issues have also restricted its ability to achieve price rises and recover increased costs in several of its markets. Its plans include investing in reorganising and improving the manufacturing cells within these larger plants, seeking cost efficiencies through its new supply chain management team and addressing its inventory management to ensure the availability of product to improve significantly its on-time delivery to customers. While these quality and delivery issues are being addressed, the rate of transfer of manufacturing capacity to low-cost jurisdictions has been slowed down so that such transfers can take place from a stable foundation.

In the appliance market, many of Controls' existing customers are under pricing pressure as Korean and other Asian manufacturers work to build market share. This pricing pressure is being passed on to Controls and other suppliers in the industry. In addition, it is also experiencing growing competition at the lower end of its product range from competitors in lower cost countries. In the short term, Controls is negotiating volume increases to counter the requested reductions in selling prices and is introducing new and more cost competitive products that help its customers address their cost issues. In the medium term, Controls intends to build market share with Asia-based manufacturers, particularly when they commence manufacture outside their home markets.

Performance

In the year ended 31 March 2006 orders were £797 million, down 3% at CER from the prior year mainly due to the disposal of some smaller building services businesses and the previously announced cessation of a major contract at IMServ. Within its main climate and appliance markets, the decline experienced in the first half of the year ended 31 March 2006, due mainly to pricing pressure in Europe and North America and volume declines within the Asian reversing valve business, stabilised as the year progressed and showed a slight increase at CER in the second half.

Revenue followed similar trends and was down 6% at CER to £788 million for the year ended 31 March 2006 but, as with order intake, the performance improved slightly as the year progressed. Operating profit fell to £64 million for the year ended 31 March 2006 from £85 million in the prior year, a decline of 28% at CER and operating margin was 8.1% compared with 10.5% in the prior year. As well as the gearing effect of the reduced revenue, operating profit was affected by the inability to pass on to customers, due to pricing pressures, some of the raw material cost increases and the additional overhead costs associated with the performance improvement programme. Operating cash flow for the year ended 31 March 2006 was reduced to £48 million, in line with the fall in operating profit.

The business continues to expect that the costs of the two product recalls announced in August 2004 and August 2005 will be contained within the £30 million provision made in the year ended 31 March 2005. During the year ending 31 March 2007, Controls will continue to focus on the stabilisation of its business and on implementing further elements of its restructuring programme.

Process Systems

Full year	**FY 2006**	**FY 2005**	**% change at CER**	**% total change**
Orders (£m)	798	675	14%	18%
Revenue (£m)	725	655	7%	11%
Operating profit (£m)	81	43	85%	88%
Operating margin (%)	11.2%	6.6%		
Operating cashflow (£m)	79	51		55%
Employees (numbers)	6,853	6,669		3%

Fourth quarter	**Q4 2006**	**Q4 2005**	**% change at CER**	**% total change**
Orders (£m)	233	179	20%	30%
Revenue (£m)	203	177	7%	15%
Operating profit (£m)	30	20	46%	50%
Operating margin (%)	14.8%	11.3%		
Operating cashflow (£m)	52	55		(5%)
Employees (numbers)	6,853	6,669		3%

Developments

During the two years ended 31 March 2006, Process Systems underwent significant restructuring across all aspects of its business, in particular the strengthening of its leadership team, the reorganisation of the way it interfaces with its major customers, the enhancement of its technology portfolio and the reduction in the complexity of its overhead structure. These actions have restored its position as a leader in the global market for process automation. Since 31 March 2006, it has improved its technology offering by the launch of InFusion™, a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. InFusion is

planned to become a high-growth product offering. With the completion of the restructuring, Process Systems is now embarking upon achieving an increase in market share through growth in orders and revenue. In particular, it has already achieved significant success in increasing the amount of business that it does with its seven global key accounts, whose endorsement of its technology provides confidence that Process Systems has the capability to achieve this market share growth.

Performance

Process Systems produced a strong performance in the year ended 31 March 2006 with significant increases in orders, revenue and operating profit, demonstrating the strength of many of its markets and the benefits of its restructuring over the past two years. Order intake was up 14% at CER at £798 million for the year ended 31 March 2006 with momentum building as the year progressed with a 20% increase at CER in the final quarter. Orders from its seven global key accounts, which accounted for 19% of total Process Systems orders, rose by 27% in the year ended 31 March 2006. This improvement was wide ranging and occurred across all its major business sectors and geographies, with particular success in the oil and gas markets in the Middle East and North America and the power generation market in Asia Pacific.

Revenue improved by 7% at CER to £725 million for the year ended 31 March 2006 as the recent improvement in order intake began to be reflected in revenue. Operating profit nearly doubled over the prior year largely due to the gearing effect of the increase in revenue. Operating margin improved significantly to 11.2% for the year ended 31 March 2006 compared with 6.6% in the previous year. The improved operating performance led to a 55% increase in operating cash flow to £79 million.

Rail Systems

Full year	FY 2006	FY 2005	% change at CER	% total change
Orders (£m)	504	454	9%	11%
Revenue (£m)	438	412	5%	6%
Operating profit (£m)	65	61	5%	7%
Operating margin (%)	14.8%	14.8%		
Operating cashflow (£m)	92	57		61%
Employees (numbers)	2,909	2,939		(1%)

Fourth quarter	Q4 2006	Q4 2005	% change at CER	% total change
Orders (£m)	131	82	51%	60%
Revenue (£m)	136	105	25%	29%
Operating profit (£m)	24	16	45%	50%
Operating margin (%)	17.6%	15.2%		
Operating cashflow (£m)	26	14		86%
Employees (numbers)	2,909	2,939		(1%)

Developments

In the UK mainline business, Rail Systems' main customer, Network Rail, has continued its reorganisation designed to reduce the cost of signalling, implementing long-term supply contracts and transferring more project execution risk to suppliers. As a result of this process, the level of order flow from Network Rail continued to be slower than normal in the first quarter of the year ended 31 March 2006, but has since returned to more normal levels. Rail Systems has recently been awarded "preferred bidder" status on three Category A signalling renewal framework contracts by Network Rail. This preferred bidder success on three out of the six available framework contracts confirms our continued market leadership in the UK mainline market and provides the opportunity

for over £200m of revenue in the next five years. Final agreement on the framework contracts and the award of the first two projects under these contracts is expected shortly.

The 14-year £960 million Public Private Partnership ("PPP") contracts to install new signalling and train control systems for approximately two thirds of the London Underground, which were awarded in 2003, are proceeding slightly slower than anticipated; but the pace of work is expected to accelerate during the second half of the year ending 31 March 2007.

In Iberia, Rail Systems has continued its success in gaining orders for signalling in the new High Speed Line network under construction with its participation in the winning consortium in April 2006 for the line between Madrid and Segovia.

In the US rail crossings market order levels in recent years have been reduced due to the delays in signing of the US Transportation Bill, which provides funding for rail crossing safety renewals. However, following signing of the Bill in August 2005, the level of orders is showing signs of returning to more normal levels and should increase further as the additional federal funding reaches the business' customers.

In addition, Rail Systems, building upon its success in the Chinese mass transit market, is targetting a number of attractive opportunities in the Far East and Latin America and is carrying out market studies in the new member states of the EU and in other emerging markets. For example, it has recently won a series of contracts and agreements worth approximately £43 million with Marubeni of Japan. These contracts will provide Marubeni with technical support services and technical consultancy on a major new railway signalling project in Taiwan.

Performance

The pace of order intake accelerated during the second half of the year ended 31 March 2006 as Network Rail progressed towards the end of its procurement changes and the slowdown of orders for rail crossings in the US was reversed, offset in part by a reduction in orders in Iberia following a strong performance in the year ended 31 March 2005. Orders in the year ended 31 March 2006 were £504 million, an increase of 9% at CER.

The improved order position is gradually being reflected in revenue, which grew by 5% at CER in the year ended 31 March 2006 to £438 million, with increased levels of activity on the PPP contracts for the London Underground and good performances in North America.

Operating profit increased by 5% at CER to £65 million in the year ended 31 March 2006, producing an operating margin of 14.8%, the same as the previous year. Operating cash flow was up 61% at £92 million in the year ended 31 March 2006 due to improved cash management, particularly on long-term contracts.

APV

Full year	FY 2006	FY 2005	% change at CER	% total change
Orders (£m)	419	390	5%	7%
Revenue (£m)	388	360	5%	8%
Operating profit (£m)	0	5	(100%)	(100%)
Operating margin (%)	0.0%	1.4%		
Operating cashflow (£m)	6	(16)		138%
Employees (numbers)	2,760	2,606		6%

Fourth quarter	Q4 2006	Q4 2005	% change at CER	% total change
Orders (£m)	96	108	(14%)	(11%)
Revenue (£m)	107	99	4%	8%
Operating profit (£m)	2	6	(67%)	(67%)
Operating margin (%)	1.9%	6.1%		
Operating cashflow (£m)	6	10		40%
Employees (numbers)	2,760	2,606		6%

Developments

APV has undergone a radical restructuring during the two years ended 31 March 2006 to address its financial and operational underperformance. Although operations are now at break-even, further action is now being taken to generate a more stable and profitable financial performance.

In order to improve the poor financial performance of its project business, the business has instituted new procedures to reduce the risk on projects that it undertakes; it is also increasing the use of standardised engineering solutions and modular designs. This has resulted in a lower level of project orders and now steps are being taken to reduce the level of overheads in the project business to reflect this change. Sales and marketing efforts have been refocused upon products, spares and services ('PSS'), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue.

Performance

Order intake in the year ended 31 March 2006 rose 5% at CER to £419 million due mainly to a significant increase in orders for large industrial heat exchangers. Project orders declined as the business implemented its revised procedures designed to reduce the risk on new projects.

Revenue rose by 5% at CER to £388 million in the year ended 31 March 2006. Project sales showed a small increase with a strong performance in Europe offset by weaker revenue in Asia and North America. PSS revenue increased reflecting the growth in the market for large industrial heat exchangers and the efforts to increase the servicing and spares market within its installed base.

Operating profit was at break-even in the year ended 31 March 2006 compared with a profit of £5 million in 2004/05. This was due mainly to losses incurred in the project business caused by a number of factors including the slower than expected reduction in overheads, cost overruns on some current contracts and warranty costs associated with some older, completed contracts.

Operating cash inflow was £6 million for the year ended 31 March 2006, compared with an outflow of £16 million in the previous year.

Eurotherm

Full year	FY 2006	FY 2005	% change at CER	% total change
Orders (£m)	119	122	(5%)	(2%)
Revenue (£m)	118	122	(5%)	(3%)
Operating profit (£m)	16	17	(8%)	(6%)
Operating margin (%)	13.6%	13.9%		
Operating cashflow (£m)	15	17		(12%)
Employees (numbers)	1,126	1,191		(5%)

Fourth Quarter	Q4 2006	Q4 2005	% change at CER	% total change
Orders (£m)	32	29	3%	10%
Revenue (£m)	31	31	(3%)	0%
Operating profit (£m)	6	6	1%	0%
Operating margin (%)	19.4%	19.4%		
Operating cashflow (£m)	7	7		0%
Employees (numbers)	1,126	1,191		(5%)

Developments

Eurotherm is undergoing a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture growth in Asia.

The business is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacturing and to establish a large manufacturing base in Poland. These proposals are expected to improve Eurotherm's competitive position by significantly reducing its manufacturing costs.

In order to capture the strong growth in capacity within Asian markets, Eurotherm is constructing a facility in Shanghai, China. This is due to begin production towards the end of the first half of the year ending 31 March 2007.

Eurotherm is also refocusing its sales and marketing efforts to concentrate efforts into growth market sectors (including Asia), especially heat treatment, life sciences, glass and power. In November 2005, the majority of Eurotherm's distribution agreement with its former Drives business was terminated, which is expected to result in a reduction in revenue of approximately £10 million per annum. Potential actions are being investigated to mitigate the loss of this contract.

Performance

Eurotherm's performance was affected by weaknesses in some of its markets, particularly in the US plastics industry, which has been affected by high feedstock (input) prices, and by the termination of the majority of the distribution agreement with its former Drives business. As a result, orders and revenue in the year ended 31 March 2006 were both 5% lower at CER than the prior year, although there were some positive signs in the fourth quarter of the year ended 31 March 2006.

Operating profit reduced by 8% at CER to £16 million in the year ended 31 March 2006 due to the gearing effect of the reduced revenue but, through control of overhead expenditure, operating margin held up at 13.6%, similar to the prior year. Operating cash flow was £15 million for the year ended 31 March 2006 compared with £17 million in the prior year.

Invensys plc
Preliminary announcement 2005/06
Consolidated income statement

Audited Year ended 31 March 2006 £m	Audited Year ended 31 March 2005 £m		Notes	Unaudited Quarter ended 31 March 2006 £m	Unaudited Quarter ended 31 March 2005 £m
		Continuing operations			
2,457	2,359	Revenue	1	682	614
(2,266)	(2,194)	Operating expenses before exceptional items		(611)	(551)
191	165	**Operating profit before exceptional items**	1	71	63
(60)	(189)	Exceptional items	3	(26)	(19)
131	(24)	**Operating profit/(loss)**	2	45	44
(33)	16	Foreign exchange (losses)/gains	4	(7)	(2)
(150)	(156)	Finance costs		(35)	(43)
31	19	Finance income		10	8
(5)	(15)	Other finance charges - IAS 19		–	(4)
(26)	(160)	**(Loss)/profit before taxation**		13	3
4	25	Taxation - UK		4	26
(16)	(15)	Taxation - overseas		(4)	1
(38)	(150)	**(Loss)/profit from continuing operations**		13	30
60	44	**Profit/(loss) from discontinued operations**	5	(1)	2
22	(106)	**Profit/(loss) for the period**		12	32
		Attributable to:			
19	(95)	Equity holders of the parent		12	31
3	(11)	Minority interests		–	1
22	(106)			12	32
		(Loss)/earnings per share			
		Continuing operations			
(0.7) p	(2.4) p	(Loss)/earnings per share (basic and diluted)	7	0.2 p	0.5 p
		Discontinued operations			
1.0 p	0.7 p	Earnings/(loss) per share (basic and diluted)	7	- p	- p
		Total Group			
0.3 p	(1.7) p	Earnings/(loss) per share (basic and diluted)	7	0.2 p	0.5 p

Invensys plc
Preliminary announcement 2005/06
Consolidated balance sheet

	Notes	Audited 31 March 2006 £m	Audited 31 March 2005 £m
ASSETS			
Non-current assets			
Property, plant and equipment		348	434
Intangible assets - goodwill		222	310
Intangible assets - other		81	83
Deferred income tax assets		8	10
Amounts due from contract customers		7	9
Other receivables		34	35
Other financial assets		18	17
Pension asset		42	39
		760	937
Current assets			
Inventories		212	257
Amounts due from contract customers		161	176
Trade and other receivables		583	680
Cash and cash equivalents		450	638
Current tax receivable		4	–
Derivative financial instruments		4	–
		1,414	1,751
Assets held for sale	8	54	–
TOTAL ASSETS		2,228	2,688
LIABILITIES			
Non-current liabilities			
Borrowings		(1,191)	(1,410)
Provisions		(98)	(78)
Deferred income tax liabilities		(17)	(21)
Amounts due to contract customers		(26)	(20)
Other payables		(13)	(14)
Pension liability		(531)	(613)
		(1,876)	(2,156)
Current liabilities			
Trade and other payables		(600)	(646)
Amounts due to contract customers		(148)	(118)
Borrowings		(11)	(30)
Derivative financial instruments		(2)	–
Current tax payable		(62)	(83)
Provisions		(97)	(131)
		(920)	(1,008)
Liabilities held for sale	8	(25)	–
TOTAL LIABILITIES		(2,821)	(3,164)
NET LIABILITIES		(593)	(476)
EQUITY			
Equity attributable to equity holders of the parent			
Equity share capital		57	57
Other reserves		3,881	3,873
Retained earnings		(4,597)	(4,539)
Equity holders of parent		(659)	(609)
Minority interests		66	133
TOTAL EQUITY		(593)	(476)

Invensys plc
Preliminary announcement 2005/06
Consolidated cash flow statement

Audited Year ended 31 March 2006 £m	Audited Year ended 31 March 2005 £m		Notes	Unaudited Quarter ended 31 March 2006 £m	Unaudited Quarter ended 31 March 2005 £m
		Operating activities			
		Operating profit/(loss):			
131	(24)	Continuing operations	2	45	44
18	9	Discontinued operations	5	2	6
57	69	Depreciation of property, plant and equipment		15	16
14	13	Amortisation of intangible assets - other		3	3
19	91	Provision for impairment charged to operating profit/(loss)		12	–
13	3	Loss on sale of assets and operations		7	2
2	2	Sale of property, plant and equipment		1	–
2	–	Sale of subsidiaries - continuing operations		–	–
8	2	Non-cash charge for share-based payment		4	2
(9)	8	(Increase)/decrease in inventories		10	29
(12)	31	Decrease/(increase) in receivables		3	10
51	34	Increase/(decrease) in net amounts due to contract customers		(12)	11
(20)	(43)	Increase/(decrease) in creditors and provisions		35	9
(158)	(83)	Difference between pension contributions paid and amounts recognised in operating profit/(loss)		(128)	(30)
116	112	**Cash generated from operations**		(3)	102
(25)	(76)	Income taxes paid		(7)	(44)
(140)	(131)	Interest paid		(54)	(60)
(49)	(95)	**Cash flows from operating activities**		(64)	(2)
		Investing activities			
30	18	Interest received		11	5
(46)	(58)	Purchase of property, plant and equipment		(15)	(14)
(22)	(18)	Expenditure on intangible assets - other		(4)	(5)
(1)	(1)	Purchase of subsidiaries		–	–
206	381	Sale of subsidiaries		(5)	(3)
(24)	(18)	Cash disposed of on sale of subsidiaries		(1)	–
–	(1)	Purchase of minority interests		–	(1)
(4)	(14)	Dividends paid to minority interests		–	(13)
139	289	**Cash flows from investing activities**		(14)	(31)
		Financing activities			
–	–	New short-term borrowings		–	(8)
(25)	(52)	Repayment of short-term borrowings		(1)	(29)
45	226	New long-term borrowings		23	119
(320)	(284)	Repayment of long-term borrowings		(109)	(185)
(5)	(1)	Capital element of finance lease repayments		(2)	1
(305)	(111)	**Cash flows from financing activities**		(89)	(102)
(215)	83	**Net (decrease)/increase in cash and cash equivalents**		(167)	(135)
638	562	Cash and cash equivalents at beginning of period		614	771
27	(7)	Net foreign exchange difference		3	2
450	638	**Cash and cash equivalents at end of period**		450	638

Invensys plc
Preliminary announcement 2005/06
Consolidated statement of recognised income and expense

Audited Year ended 31 March 2006 £m	Audited Year ended 31 March 2005 £m		Unaudited Quarter ended 31 March 2006 £m	Unaudited Quarter ended 31 March 2005 £m
2	-	Gains on revaluation of available-for-sale investments	2	-
		Cash flow hedges:		
2	-	Gains taken to equity	-	-
(2)	-	Gains transferred to income statement for the period	-	-
6	(8)	Exchange differences on translation of foreign operations	3	(6)
(1)	3	Foreign exchange (gain)/loss transferred on disposal of operations	-	-
(88)	(50)	Actuarial loss recognised on defined benefit pension schemes	(24)	(3)
(1)	-	Taxation on items taken directly to equity	(1)	-
(82)	(55)	**Net expense recognised directly in equity**	(20)	(9)
22	(106)	Profit/(loss) for the period	12	32
(60)	(161)	**Total recognised (expense)/income for the period**	(8)	23
		Attributable to:		
(65)	(144)	Equity holders of the parent	(7)	23
5	(17)	Minority interests	(1)	-
(60)	(161)		(8)	23
		Effect of changes in accounting policy:		
4		Net gain on cash flow hedges on first-time adoption of IAS 39		
6		Net gain on available-for-sale investments on first-time adoption of IAS 39		
10		Increase in total equity		
		Attributable to:		
7		Equity holders of the parent		
3		Minority interests		
10				

1 Segmental analysis

	Audited Year ended 31 March 2006 Revenue £m	Audited Year ended 31 March 2005 Revenue £m	Audited Year ended 31 March 2006 Operating profit/(loss) * £m	Audited Year ended 31 March 2005 Operating profit/(loss) * £m	Unaudited Quarter ended 31 March 2006 Revenue £m	Unaudited Quarter ended 31 March 2005 Revenue £m	Unaudited Quarter ended 31 March 2006 Operating profit/(loss) * £m	Unaudited Quarter ended 31 March 2005 Operating profit/(loss) * £m
Business								
Controls	788	810	64	85	205	202	19	25
Process Systems	725	655	81	43	203	177	30	20
Rail Systems	438	412	65	61	136	105	24	16
APV	388	360	–	5	107	99	2	6
Eurotherm	118	122	16	17	31	31	6	6
Corporate	–	–	(35)	(46)	–	–	(10)	(10)
Continuing operations	2,457	2,359	191	165	682	614	71	63
Geographical analysis by origin								
United Kingdom	322	326	33	39	100	82	13	10
Rest of Europe	711	699	69	47	204	187	23	17
North America	948	920	88	98	250	240	32	39
South America	104	77	12	11	29	21	3	3
Asia Pacific	305	280	20	12	79	68	8	–
Africa and Middle East	67	57	4	4	20	16	2	4
Corporate	–	–	(35)	(46)	–	–	(10)	(10)
Continuing operations	2,457	2,359	191	165	682	614	71	63
Geographical analysis of revenue by destination								
United Kingdom	300	315			94	75		
Rest of Europe	716	689			206	189		
North America	894	869			234	221		
South America	113	86			30	25		
Asia Pacific	332	310			87	83		
Africa and Middle East	102	90			31	21		
Continuing operations	2,457	2,359			682	614		
Geographical analysis of discontinued operations by origin								
United Kingdom	54	110	(1)	3	11	25	–	2
Rest of Europe	28	108	3	5	–	17	–	2
North America	95	161	11	3	22	28	3	1
South America	–	5	–	(1)	–	–	–	–
Asia Pacific	75	170	7	9	2	45	–	3
Africa and Middle East	4	10	–	–	–	3	–	–
Discontinued operations	256	564	20	19	35	118	3	8

* Before exceptional items.

2 Operating profit/(loss)

Audited Year ended 31 March 2006 £m	Audited Year ended 31 March 2005 £m		Unaudited Quarter ended 31 March 2006 £m	Unaudited Quarter ended 31 March 2005 £m
2,457	2,359	Revenue	682	614
(1,785)	(1,721)	Cost of sales	(486)	(432)
672	638	Gross profit	196	182
(17)	(16)	Distribution costs	(4)	(4)
(464)	(457)	Administrative costs before exceptional items	(121)	(115)
191	165	Operating profit before exceptional items	71	63
(60)	(189)	Exceptional items *(note 3)*	(26)	(19)
131	(24)	*Operating profit/(loss)*	45	44
		Segmental analysis of operating profit/(loss):		
		Business		
42	(56)	Controls	6	20
67	37	Process Systems	26	16
65	59	Rail Systems	24	14
(14)	(9)	APV	–	3
11	17	Eurotherm	1	6
(40)	(72)	Corporate	(12)	(15)
131	(24)	Operating profit/(loss)	45	44

3 Exceptional items

Audited Year ended 31 March 2006 £m	Audited Year ended 31 March 2005 £m		Unaudited Quarter ended 31 March 2006 £m	Unaudited Quarter ended 31 March 2005 £m
(41)	(50)	Restructuring costs	(20)	(16)
(14)	(61)	Impairment: property, plant and equipment	(7)	1
8	–	Other exceptional items	8	–
(13)	(3)	Loss on sale of assets and operations	(7)	(2)
–	(28)	Goodwill impairment	–	–
–	(30)	Product recall costs	–	–
–	(17)	Transition costs	–	(2)
(60)	(189)	Exceptional items	(26)	(19)
		Restructuring costs by business:		
(16)	(25)	Controls	(11)	(7)
(9)	(6)	Process Systems	(4)	(4)
–	(2)	Rail Systems	–	(2)
(13)	(14)	APV	(2)	(3)
(3)	–	Eurotherm	(3)	–
–	(3)	Corporate	–	–
(41)	(50)		(20)	(16)

4 Foreign exchange gains and losses

Foreign exchange losses in the year of £33 million (2005: £16 million gain) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings held in companies whose functional currency is sterling.

Of the exchange losses, £23 million of these exchange differences arose on dollar borrowings.

The Group's hedging policy is determined by reference to the currency of the underlying cash generation, ensuring as far as possible an economic hedge. This results in an unhedged position under IAS 21.

5 Profit/(loss) from discontinued operations

Audited Year ended 31 March 2006 £m	Audited Year ended 31 March 2005 £m		Unaudited Quarter ended 31 March 2006 £m	Unaudited Quarter ended 31 March 2005 £m
		Profit/(loss) from discontinued operations comprises the following:		
256	564	Revenue	35	118
(236)	(545)	Operating expenses before exceptional items	(32)	(110)
20	19	Operating profit before exceptional items	3	8
(2)	(10)	Exceptional items	(1)	(2)
18	9	Operating profit	2	6
115	162	Profit on assets divested	(17)	(6)
(91)	(137)	Charge of associated goodwill	–	(6)
19	8	Settlements and curtailments credit - IAS 19	14	–
1	(3)	Foreign exchange gain/(loss) transferred on disposal of operations	–	–
44	30	Profit on disposal of operations	(3)	(12)
(2)	5	Taxation	–	8
60	44	Profit/(loss) from discontinued operations	(1)	2

6 Reconciliation of cash flows from operating activities to free cash flow, excluding legacy payments

Audited Year ended 31 March 2006 £m	Audited Year ended 31 March 2005 £m		Unaudited Quarter ended 31 March 2006 £m	Unaudited Quarter ended 31 March 2005 £m
(49)	(95)	Cash flows from operating activites	(64)	(2)
(68)	(76)	Net capital expenditure included within investing activities	(19)	(19)
30	18	Interest received	11	5
(2)	–	Disposal of continuing operations	–	–
14	11	Disposal working capital movement	–	–
(75)	(142)	Free cash flow including legacy payments	(72)	(16)
175	181	Add back legacy payments	118	72
100	39	Free cash flow excluding legacy payments	46	56

7 (Loss)/earnings per share

Audited Year ended 31 March 2006	Audited Year ended 31 March 2005		Unaudited Quarter ended 31 March 2006	Unaudited Quarter ended 31 March 2005
		(Loss)/earnings per share (pence)		
		Continuing operations		
(0.7)p	(2.4)p	Basic and diluted	0.2 p	0.5 p
0.7 p	0.1 p	Before exceptional items and foreign exchange gains and losses	0.6 p	0.3 p
		Discontinued operations		
1.0 p	0.7 p	Basic and diluted	- p	- p
		Total Group		
0.3 p	(1.7)p	Basic and diluted	0.2 p	0.5 p
		Average number of shares (million)		
5,687	5,687	Basic	5,687	5,687
27	2	Effect of dilution – share options	27	2
5,714	5,689	Diluted	5,714	5,689
		(Loss)/earnings (£m)		
		Continuing operations		
(38)	(137)	Basic	13	29
		Before exceptional items and foreign exchange gains and losses		
191	165	Operating profit*	71	63
(150)	(156)	Finance costs	(35)	(43)
31	19	Finance income	10	8
(5)	(15)	Other finance charges - IAS 19	–	(4)
67	13	Operating profit less finance costs	46	24
(26)	(22)	Taxation on operating profit less finance costs	(11)	(3)
–	13	Minority interests	–	(1)
41	4		35	20
		Discontinued operations		
57	42	Basic	(1)	2
		Total Group		
19	(95)	Basic	12	31

* Before exceptional items.

The basic earnings per share for the year has been calculated using 5,687 million shares (2005: 5,687 million), being the weighted average number of shares in issue during the year and the (loss)/profit after taxation and minority interests for continuing operations, discontinued operations and total Group as shown above.

Earnings/(loss) per share is also calculated by reference to earnings before exceptional items and foreign exchange gains and losses with an underlying tax charge of £26 million for continuing operations (2005: £22 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted earnings per share has been calculated in accordance with IAS 33, Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

8 Assets and liabilities held for sale

Following the adoption of IFRS 5 (described more fully in note 10), assets and liabilities held for sale consist of: the Group's surplus freehold property portfolio; the assets and liabilities of a small business within Process Systems; and the assets and liabilities of IBS.

9 Reconciliation of movements in equity

Audited Year ended 31 March 2006 £m	Audited Year ended 31 March 2005 £m		Unaudited Quarter ended 31 March 2006 £m	Unaudited Quarter ended 31 March 2005 £m
(476)	(301)	**Opening equity**	(590)	(485)
10	-	Adoption of IAS 39	-	-
(466)	(301)	**As restated after adoption of IAS 39**	(590)	(485)
(60)	(161)	Total recognised (expense)/income for the period	(8)	23
8	1	Share-based payment	5	-
(73)	(1)	Disposal of minority interests	-	(1)
(2)	(14)	Dividends paid to minority interests	-	(13)
(593)	(476)	**At end of period**	(593)	(476)
		Attributable to:		
(659)	(609)	Equity holders of the parent	(659)	(609)
66	133	Minority interests	66	133
(593)	(476)		(593)	(476)

10 Basis of preparation

This preliminary results statement has been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and in accordance with the Companies Act 1985. It includes financial information for the year ended 31 March 2005 that is derived from the statutory accounts for that period, which were originally prepared under UK GAAP. A summary of the main differences between UK GAAP and IFRS that affect the Group and reconciliations between UK GAAP and IFRS for the year ended 31 March 2005 are set out in the Transition to IFRSs note (note 34) to the Group's Annual report and accounts for the year ended 31 March 2006. The accounting policies used under IFRS are set out in the Accounting policies section of the Group's Annual report and accounts for the year ended 31 March 2006.

IFRS is continuing to evolve both through the issue and endorsement of new standards and interpretations and developing application by reporting entities. Standards and interpretations issued with an effective date after the date of the Group's financial statements for the year ended 31 March 2006 have not been applied to those Group financial statements. These are listed in the Accounting policies section of the Group's Annual report and accounts for the year ended 31 March 2006 and a statement made to the effect that the directors do not anticipate that the adoption of those standards and interpretations will have a material impact on the Group financial statements in the period of initial application.

The Group's accounting policies have been applied consistently to both the current year and the comparative period except for those relating to financial instruments and non-current assets held for sale and discontinued operations. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Group has elected to apply IAS 32, Financial Instruments, Disclosure and Presentation, IAS 39, Financial Instruments, Recognition and Measurement, and IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, prospectively from 1 April 2005. The implications of this are as follows:

Financial instruments
The Group has continued to apply UK GAAP to financial instruments for the comparative period. The UK GAAP accounting policies are set out in the Transition to IFRSs note to the Group's Annual report and accounts for the year ended 31 March 2006. If IAS 39 had been applied for the year to 31 March 2005, the market value of derivative financial instruments would have been recognised in the balance sheet with the changes in their value accounted for through the income statement or reserves. The effect on total equity at 1 April 2005 of implementing IAS 39 was an increase of £10 million.

Non-current assets and liabilities held for sale and discontinued operations
IFRS 5 requires that assets classified as held for sale or included within discontinued operations are carried at the lower of their carrying amount and fair value less costs to sell; are not depreciated; and are presented separately on the face of the balance sheet. IFRS 5 also requires the results of discontinued operations to be shown separately on the face of the income statement. IFRS 5 has not been applied to the comparative information in the balance sheet. The income statement for the comparative period has been re-presented to classify as discontinued all those operations that have been discontinued by 31 March 2006.

11 Reconciliations required under IFRS 1, First-time Adoption of IFRS

Further to note 10 additional reconciliations required under IFRS 1 relating to the full year and quarter ended 31 March 2005 are given below.

11a Reconciliation of profit/(loss)

Audited Year ended 31 March 2005 Operating profit* £m	Audited Year ended 31 March 2005 Net loss £m		Unaudited Quarter ended 31 March 2005 Operating profit* £m	Unaudited Quarter ended 31 March 2005 Net loss £m
175	(484)	**Profit/(loss) for the period under UK GAAP**	71	29
		Adjustments:		
–	27	Reversal of goodwill amortisation (IFRS 3)	–	5
–	331	Reversal of goodwill charged on sale of subsidiaries (IFRS 1)	–	–
		Capitalisation of development costs:		
16	16	- additions	4	4
(8)	(8)	- amortisation	(2)	(2)
8	8	- net (IAS 38)	2	2
–	16	Foreign exchange gain/(loss) on net debt (IAS 21)	–	(2)
–	(3)	Foreign exchange loss on sale of subsidiaries (IAS 21)	–	–
1	(1)	Other	(2)	(2)
(19)	(44)	Discontinued operations	(8)	(2)
165	(150)	**Profit/(loss) for the period under IFRS for continuing operations**	63	30

*Before exceptional items.

11b Reconciliation of equity

	Audited 31 March 2005 £m
Equity - deficit under UK GAAP	(510)
Adjustments:	
Capitalisation of intangible development costs (IAS 38)	56
Goodwill (IFRS 3)	25
Leases (IAS 17)	(10)
Employee benefits (IAS 19)	(21)
Taxation (IAS 12)	(16)
Equity - deficit under IFRS	(476)

12 Financial information

This preliminary announcement ('statement') was approved by a duly appointed and authorised committee of the Board of directors on 24 May 2006. This statement does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985. The financial information for the quarter ended 31 March 2006 is unaudited. The financial information for the full year to 31 March 2006 has been extracted from statutory accounts on which an unqualified audit report has been issued. Those accounts are yet to be delivered to the Registrar of Companies.

The statutory accounts under UK GAAP of Invensys plc for the year ended 31 March 2006 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

13 Events after the balance sheet date

Disposal of IBS

On 24 May 2006, Invensys signed an agreement to sell its IBS business to Schneider Electric SA for a gross cash consideration of £157 million.

Australian superannuation scheme

The Invensys Australian Superannuation Fund shows a surplus of assets over actuarial liabilities measured under IAS 19 at 31 March 2006 at £42 million. Confirmation has been obtained from the Australian Courts that it would be proper for the Trustee to divide the surplus in the fund, after retaining appropriate reserves, between the members and the sponsor (Austrac Investments Ltd, a wholly-owned subsidiary of Invensys plc). An amended Trust deed was executed on 5 May 2006 that will provide an augmentation of members' benefits of approximately £20 million that will be charged to the income statement as an exceptional item during the year to 31 March 2007 and the amount to be held in reserves will be determined. The balance of approximately £21 million will be distributed to Austrac Investments Limited during the year ended 31 March 2007.

Proposed refinancing

The Group proposes a refinancing including an underwritten rights issue and the restructuring of the Group's senior debt facilities, details of which are to be sent to shareholders. The refinancing will be conditional on shareholder approval at an EGM to be held on 14 June 2006.

14 Exchange rates

	Year ended 31 March 2006 Average	Year ended 31 March 2005 Average	Quarter ended 31 March 2006 Average	Quarter ended 31 March 2005 Average
US$ to £1	1.79	1.85	1.76	1.89
Euro to £1	1.46	1.47	1.43	1.45
Yen to £1	201.86	197.84	205.13	199.14

	31 March 2006 Closing	31 March 2005 Closing
US$ to £1	1.74	1.89
Euro to £1	1.43	1.45
Yen to £1	204.86	202.10